[Letterhead of Simpson Thacher & Bartlett LLP]
VIA OVERNIGHT COURIER AND EDGAR

October 3, 2007
Re:	Sirius Satellite Radio Inc.
Registration Statement on Form S-4 File No. 333-144845
XM Satellite Radio Holdings Inc. Preliminary Proxy Statement on Schedule 14A File No. 000-27441
John Zitko, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Zitko:
     On behalf of Sirius Satellite Radio Inc. (“SIRIUS”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 4 to the above-referenced registration statement on Form S-4 and preliminary proxy statement on Schedule 14A (the “Registration Statement”) relating, among other things, to the registration of shares of SIRIUS common stock issuable in the proposed merger of XM Satellite Radio Holdings Inc. (“XM”) with a newly formed, wholly-owned subsidiary of SIRIUS, with XM thereupon becoming a wholly-owned subsidiary of SIRIUS. The Registration Statement has been revised in response to the Staff’s comments and to reflect other updating changes. In addition, as per your request, we have filed as Exhibit A hereto a reproduction of the email we sent you earlier today.
     To assist your review, we have retyped the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by SIRIUS and XM.
Risk Factors, page 16
1.	We note your response to our prior comment one and the revised disclosure on pages 35 and 42. However, you revised disclosure does not make clear whether either board considered the potential for conflict of interests arising from the contingency fee arrangements. The fact that the arrangements were customary and appropriate for this type of transaction does not make clear whether either board considered the conflict of interest issue. Please revise accordingly.

Securities and Exchange Commission	-2-	October 3, 2007

SIRIUS and XM note the Staff’s comment and have revised the disclosure on pages 35 and 42 accordingly.
XM’s Forms 10-Q for the Quarterly Periods Ended June 30, 2007 and March 31, 2007
Note 6. Summary of the Transaction, page 19 (page 15 for March 31, 2007 Form 10-Q)
2.	We note your response to prior comment 4. Please amend the Forms 10-Q prior to the effectiveness of this filing and revise page 97 to refer to these amendments. Also, revise the disclosures to explain the method and assumptions used by you to determine the valuation.
XM has advised that it has amended its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007 to remove the reference to a third party appraiser and has filed such amendments with the Securities and Exchange Commission today via EDGAR. As XM discussed with the Staff, the 10-Q amendments do not discuss the methods and assumptions with respect to the valuation because the underlying accounting treatment for the transaction did not consider an appraised value. As disclosed in footnote 6 of Forms 10-Q for the quarters ended March 31, 2007 and June 30, 2007, XM entered into a sale-leaseback transaction with an entity that is considered a variable interest entity under FIN no.46(R); therefore, XM has consolidated the variable interest entity in the Consolidated Financial Statements for those periods. Upon consolidation, the underlying accounting resulted in a financing activity to raise cash and there was no dependence on an appraisal to determine the amount of the financing transaction. Therefore, XM believes the amended disclosure which eliminates the reference to the appraisal appropriately discloses the accounting for the transaction with no additional disclosure necessary in reference to a valuation.
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     Please do not hesitate to call Gary L. Sellers at 212-455-2695, Katie Sudol at 212-455-3232 or Simone Bono at 212-455-3644 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours, /s/ Simpson Thacher & Bartlett LLP SIMPSON THACHER & BARTLETT llp

cc:	Securities and Exchange Commission
     Larry Spirgel, Esq.
     Dean Suehiro

Sirius Satellite Radio Inc.
     Patrick L. Donnelly, Esq.

XM Satellite Radio Holdings Inc.
     Joseph M. Titlebaum, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
Thomas Kennedy, Esq.

Exhibit A

From:  Kathryn K Sudol
Sent:  Wednesday, October 03, 2007 1:54 PM
To:     John Zitko
Cc:     Thomas Kennedy; Gary L Sellers

John,

          We have discussed with SIRIUS and XM comment #1 included in the Staff’s comment letter with respect to the SIRIUS registration statement on Form S-4. In response to the comment, we would propose to include the following disclosure in an amendment to the S-4 with respect to SIRIUS and Morgan Stanley (and corresponding language with respect to XM and JPMorgan):

          “The SIRIUS directors reviewed the material terms of the Morgan Stanley engagement letter (including the contingent fee structure which was considered customary and appropriate for this type of transaction) and did not believe that the fee structure compromised the independence of Morgan Stanley as financial advisor to SIRIUS or the quality of the Morgan Stanley opinion.”

          In light of our recent discussions with you, we believe that this proposed language is responsive to the Staff’s comment, but wanted to confirm with you prior to filing. We would appreciate it if you would let us know whether you have any additional questions or concerns. XM has been discussing separately with the accounting staff the comment with respect to XM’s 10-Qs.

Best regards.

Kathryn King Sudol
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Tel: 212-455-3232
Fax: 212-455-2502
Email: ksudol@stblaw.com